Exhibit 99.1

Canaan Inc. Launches New Generation of Bitcoin Mining Machines

- Unveils Two Models of the Avalon Made A13 Series -

BEIJING, October 24, 2022 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today launched its new generation of high-performance bitcoin mining machine, the Avalon Made A13 (“A13”) series.

Powered by advanced ASIC technologies, the new A13 series will include two different models with enhanced computing power and improved power efficiency over its predecessors. Model A1346 features a hash rate of 110 TH/s and a power efficiency of 30J/TH. Model A1366 is equipped with a hash rate of 130TH/s and a power efficiency of 25J/TH.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “The launch of our new generation bitcoin mining machine is a key research and development milestone as we take our pursuit of higher computing power, better power efficiency, superior user experience, and optimal cost effectiveness to a whole new level. We are now working around the clock across the supply chain to prepare for future purchase orders and deliveries of the new products to our clients worldwide. While the current challenges in the industry persist, the fundamental values and the long-term growth prospects of bitcoin and the supercomputing industry remain strong. We believe that our new generation products will enable us to better fulfill our mission of supporting the bitcoin ecosystem by providing superior products, solutions, and services.”

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. The company’s vision is “super computing is what we do, social enrichment is why we do it.” Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Ms. Xi Zhang

Email: IR@canaan-creative.com

ICR, LLC.

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com